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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                  CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                                  CONRAIL INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  208368 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

      SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               JAMES D. MCGEEHAN
                              CORPORATE SECRETARY
                                  CONRAIL INC.
                               2001 MARKET STREET
                              TWO COMMERCE SQUARE
                        PHILADELPHIA, PENNSYLVANIA 19101
                                 (215) 209-4000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                With a copy to:

                            ROBERT A. KINDLER, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the outstanding Shares (as defined below) of Conrail Inc., a Pennsylvania corporation ("Conrail").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name and address of the principal executive offices of Conrail is Conrail Inc., 2001 Market Street, Two Commerce Square, Philadelphia, Pennsylvania 19101. This Schedule 14D-9 relates to Conrail's Common Stock, par value $1.00 per share (including the associated Common Stock Purchase Rights) (the "Common Stock"), and Conrail's Series A ESOP Convertible Junior Preferred Stock, without par value (including the associated Common Stock Purchase Rights) (the "Preferred Stock", and together with the Common Stock, the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer made by Atlantic, disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Norfolk Schedule 14D-1") dated February 12, 1997, to purchase all the outstanding Shares at $115 per Share (the "Norfolk Offer Price"), net to the seller in cash and without interest (the "Norfolk Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 12, 1997 (the "Norfolk Offer to Purchase"), and the related Letter of Transmittal. The Norfolk Schedule 14D-1 states that the principal executive offices of Atlantic and Norfolk are located at Three Commercial Place, Norfolk, Virginia 23510.

     According to the Norfolk Offer to Purchase, the purpose of the Norfolk Offer is to acquire the entire equity interest in Conrail, and Norfolk is seeking to negotiate with Conrail a merger agreement pursuant to which each outstanding Share (other than Shares held by Conrail or a subsidiary of Conrail and Shares held by Norfolk, Atlantic or any other direct or indirect subsidiary of Norfolk) would, as soon as practicable after the consummation of the Norfolk Offer, be converted into the right to receive an amount in cash equal to the Norfolk Offer Price (the "Proposed Norfolk Merger" and, together with the Norfolk Offer, the "Proposed Norfolk Transactions").

     According to the Norfolk Offer to Purchase, the Norfolk Offer is conditioned upon, among other things:

          (1) termination of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 14, 1996, as amended, among Conrail, CSX Corporation ("CSX") and a wholly owned subsidiary of CSX;

          (2) the redemption by the Board of Directors of Conrail (the "Conrail Board"), or the invalidity or inapplicability to the Proposed Norfolk Transactions, of the Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of July 19, 1989, as amended (the "Rights Agreement"), between Conrail and First Chicago Trust Company of New York;

          (3) the approval by the Conrail Board of the Proposed Norfolk Transactions or the invalidity or inapplicability to the Proposed Norfolk Transactions of Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"); and

          (4) there being validly tendered and not withdrawn prior to the expiration of the Norfolk Offer a number of Shares that, together with the 8,200,100 Shares (or approximately 9.9% of the outstanding Shares) acquired by Norfolk pursuant to its first tender offer which expired on February 4, 1997 (the "Norfolk First Offer"), would be equal to at least a majority of the outstanding Shares on a fully diluted basis (such majority estimated in the Norfolk Offer to Purchase to be 45,254,079 Shares, so that 37,053,979 Shares would be required to be tendered pursuant to the Norfolk Offer to satisfy this condition, assuming that the Option (as defined below) is not exercised).
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     The Norfolk Offer also provides that Norfolk and Atlantic may terminate the
Norfolk Offer if any of the following events shall have occurred at any time on or after February 12, 1997:

          (a) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim before any court or governmental regulatory or administrative agency, authority, tribunal or commission, domestic or foreign, by any government or governmental authority or agency or commission, domestic or foreign, or by any other person, domestic or foreign (whether brought by Conrail, an affiliate of Conrail or any other person), which (i) challenges or seeks to challenge the acquisition by Norfolk or Atlantic or any affiliate of either of them of the Shares, restrains, delays or prohibits or seeks to restrain, delay or prohibit the making of the Norfolk Offer, consummation of the transactions contemplated by the Norfolk Offer or any other subsequent business combination, restrains or prohibits or seeks to restrain or prohibit the performance of any of the contracts or other arrangements entered into by Atlantic or any of its affiliates in connection with the acquisition of Conrail or obtains or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Norfolk Offer, the Proposed Norfolk Merger or any other subsequent business combination, (ii) prohibits or limits or seeks to prohibit or limit Norfolk's or Atlantic's ownership or operation of all or any portion of their or Conrail's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries) or compels or seeks to compel Norfolk or Atlantic to dispose of or hold separate all or any portion of their own or Conrail's business or assets (including without limitation the business or assets of their respective affiliates and subsidiaries) or imposes or seeks to impose any limitation on the ability of Norfolk, Atlantic or any affiliate of either of them to conduct its own business or own such assets as a result of the transactions contemplated by the Norfolk Offer or any other subsequent business combination, (iii) makes or seeks to make the acceptance for payment, purchase of, or payment for, some of all of the Shares pursuant to the Norfolk Offer or the Proposed Norfolk Merger illegal or results in a delay in, or restricts, the ability of Norfolk or Atlantic, or renders Norfolk or Atlantic unable to accept for payment, purchase or pay for some or all of the Shares or to consummate the Proposed Norfolk Merger, (iv) imposes or seeks to impose limitations on the ability of Norfolk or Atlantic or any affiliate of either of them effectively to acquire or hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the shareholders of Conrail, (v) in the sole judgment of Norfolk or Atlantic, might adversely affect Conrail or any of its subsidiaries or affiliates or Norfolk or Atlantic, or any of their respective affiliates or subsidiaries,
     (vi) in the sole judgement of Norfolk or Atlantic, might result in a diminution in the value of the Shares or the benefits expected to be derived by Norfolk or Atlantic as a result of the transactions contemplated by the Norfolk Offer, (vii) in the sole judgment of Norfolk or Atlantic, imposes or seeks to impose any material condition to the Norfolk Offer unacceptable to Norfolk or Atlantic or (viii) otherwise directly or indirectly relates to the Norfolk Offer, the Proposed Norfolk Merger or any other business combination with Conrail;

          (b) there shall be any action taken, or any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Norfolk Offer, the Proposed Norfolk Merger or any other subsequent business combination between Atlantic or any affiliate of Atlantic and Conrail or any affiliate of Conrail or any other action shall have been taken, proposed or threatened, by any government, governmental authority or other regulatory or administrative agency or commission or court, domestic, foreign or supranational, that, in the sole judgment of Norfolk or Atlantic, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

          (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of Conrail or any of its subsidiaries or affiliates which, in the sole judgment of Norfolk or Atlantic, is or may be materially adverse to Conrail or any of its subsidiaries or affiliates, or Norfolk or Atlantic shall have become aware of any fact which, in the sole judgment of

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     Norfolk or Atlantic, has or may have material adverse significance with respect to either the value of Conrail or any of its subsidiaries or the value of the Shares to Norfolk or Atlantic;

          (d) there shall have occurred (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (ii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the sole judgment of Norfolk or Atlantic, might affect the extension of credit by banks or other lending institutions; (iii) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly involving the United States, (iv) any significant change in United States or any other currency exchange rates or any suspension of, or limitation on, the markets therefor (whether or not mandatory), (v) any significant adverse change in the market price of the Shares or in the securities or financial markets of the United States, or
     (vi) in the case of any of the foregoing existing at the time of the commencement of the Norfolk Offer, in the sole judgment of Norfolk or Atlantic, a material acceleration or worsening thereof;

          (e) other than the redemption of the Rights at the redemption price therefor, Conrail or any subsidiary of Conrail shall have, at any time after February 12, 1997, (i) issued, distributed, pledged, sold or authorized, proposed or announced the issuance of or sale, distribution or pledge to any person of (A) any shares of its capital stock (other than sales or issuances pursuant to options outstanding on February 12, 1997 in accordance with their terms as disclosed on such date or conversions of the Preferred Stock in accordance with its terms) of any class (including without limitation the Shares) or securities convertible into any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of Conrail, or (B) any other securities in respect of, in lieu of or in substitution for Shares outstanding on February 12, 1997, (ii) purchased, acquired or otherwise caused a reduction in the number of, or proposed or offered to purchase, acquire or otherwise reduce the number of, any outstanding Shares or other securities, (iii) declared, paid or proposed to declare or pay any dividend or distribution on any Shares (other than the regular quarterly dividend on the Common Stock not in excess of the amount per share, and with record and payment dates, in accordance with recent practice) or on any Preferred Stock (other than the regular semi-annual dividend on the Preferred Stock not in excess of the amount per share payable in accordance with recent practice) or on any other security or issued, authorized, recommended or proposed the issuance or payment of any other distribution in respect of the Common Stock or the Preferred Stock, whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred any debt other than in the ordinary course of business and consistent with past practice or any debt containing burdensome covenants, (vi) issued, sold or authorized or announced or proposed the issuance of or sale to any person of any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vii) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of the Common Stock, the Preferred Stock or its capitalization, (viii) authorized, recommended, proposed or entered into or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of a material amount of assets or securities, any material change in its capitalization, any waiver, release or relinquishment of any material contract rights or comparable right of Conrail or any of its subsidiaries or any agreement contemplating any of the foregoing or any comparable event not in the ordinary course of business, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced, (ix) transferred into escrow any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or entered into any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business and consistent with past practice or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to the employees as a result of or in connection with the transactions contemplated by the Norfolk Offer or any other change in control of Conrail, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of ERISA) of

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     Conrail or any of its subsidiaries, or Norfolk or Atlantic shall have become aware of any such action which was not previously disclosed in publicly available filings, (xi) amended or proposed or authorized any amendment to its articles of incorporation or bylaws or similar organizational documents, (xii) authorized, recommended, proposed or entered into any other transaction that in the sole judgment of Norfolk or Atlantic could, individually or in the aggregate, adversely affect the value of the Shares to Norfolk or Atlantic or (xiii) agreed in writing or otherwise to take any of the foregoing actions or Norfolk or Atlantic shall have learned about any such action which has not previously been publicly disclosed by Conrail and also set forth in filings with the SEC;

          (f) Conrail and Norfolk or Atlantic shall have reached an agreement or understanding that the Norfolk Offer be terminated or amended or Norfolk or Atlantic (or one of their respective affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire Conrail by merger or similar business combination, or purchase of Shares or assets of Conrail;

          (g) Norfolk or Atlantic shall become aware (i) that any material contractual right of Conrail or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or that any material amount of indebtedness of Conrail or any of its subsidiaries shall become accelerated or otherwise become due prior to its stated due date, in either case with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Norfolk Offer or the Proposed Norfolk Merger, or (ii) of any covenant, term or condition in any of Conrail's or any of its subsidiaries' instruments or agreements that are or may be materially adverse to the value of the Shares in the hands of Atlantic or any other affiliate of Norfolk (including, but not limited to, any event of default that may ensue as a result of the consummation of the Norfolk Offer, consummation of the Proposed Norfolk Merger or any other business combination or the acquisition of control of Conrail); or

          (h) Norfolk or Atlantic shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental authority or agency (other than approval by the Surface Transportation Board (the "STB") of the acquisition of control of Conrail) which in its judgment is necessary to consummate the Norfolk Offer;

which, in the sole judgment of Norfolk or Atlantic in any such case, and regardless of the circumstances (including any action or inaction by Norfolk or Atlantic or any of their affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Norfolk Offer and/or with such acceptance for payment or payment. Norfolk and Atlantic have the right to rely on any condition set forth in the immediately preceding sentence being satisfied in determining whether to consummate the Norfolk Offer; however, if Norfolk or Atlantic asserts the failure of any such condition without relying on the exercise of its reasonable judgment or some other objective criteria, Norfolk and Atlantic shall promptly disclose such assertion and the expiration date (of the Norfolk Offer) will be (and, if necessary, will be extended to be) at least five business days after the date of such disclosure.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of Conrail, which is the person filing this statement, are set forth in Item 1 above.

     (b)(1) General. Reference is hereby made to the information contained under the captions "OWNERSHIP BY MANAGEMENT OF EQUITY SECURITIES", and "COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS", in Conrail's proxy statement dated April 3, 1996 relating to Conrail's 1996 Annual Meeting of Shareholders. The relevant pages thereof are filed as Exhibit (c)(1) hereto and are incorporated herein by reference. Except as described herein or incorporated herein by reference, there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between Conrail or its affiliates and (i) Conrail, its executive officers, directors or affiliates or (ii) Norfolk or Atlantic, or their respective executive officers, directors or affiliates.

     CSX and Green Acquisition Corp., a Pennsylvania corporation and a wholly owned subsidiary of CSX ("Purchaser"), have commenced an offer to purchase up to an aggregate of 18,344,845 Shares at $110 per

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Share (the "CSX Offer Price"), net to the seller in cash and without interest
(the "CSX Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 1996, as amended (the "CSX Offer to Purchase"), and the related Letter of Transmittal. The CSX Offer to Purchase has been mailed to holders of Shares and has been filed by CSX with the Securities and Exchange Commission (the "SEC") as part of a Tender Offer Statement on
Schedule 14D-1 (the "CSX Schedule 14D-1") dated December 6, 1996.

     The CSX Offer is being made pursuant to the Merger Agreement, which provides for the making of the CSX Offer by Purchaser, subject to the terms and conditions of the Merger Agreement, and for the subsequent merger of Conrail with and into Purchaser (which merger has been structured for tax reasons as two mergers with subsidiaries of CSX, with the second occurring one day following the first, and which is collectively referred to herein as the "Merger"), with Purchaser continuing as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger Agreement, Purchaser now owns, through a voting trust (the "Voting Trust"), 17,775,124 Shares (or approximately 19.9% of the outstanding Shares) pursuant to its tender offer (the "CSX First Offer" and, together with the CSX Offer, the "CSX Offers") which expired on November 20, 1996 (after giving effect to the sale of 85,000 Shares by CSX on January 2, 1997). If the CSX Offer is consummated, Purchaser shall have acquired Shares representing approximately 40% of the outstanding Shares on a fully diluted basis (other than upon exercise of the Option) pursuant to the CSX Offers.

     In the Merger, each Share outstanding at the effective time of the Merger (the "Effective Time") (other than Shares held in the treasury of Conrail or held by CSX or any subsidiary of CSX or Conrail) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive (a) 1.85619 shares of Common Stock, par value $1.00 per share, of CSX ("CSX Common Stock") and (b) $16 in convertible preferred stock of CSX, the terms of which will be set prior to the Merger such that such securities would, in the opinion of certain financial advisors at such time, trade at par on a fully distributed basis (the "CSX Preferred Stock" and, together with the CSX Common Stock, the "CSX Merger Securities"). If the CSX Offer is not fully subscribed and consummated, then the Merger would have a cash election component such that shareholders, upon consummation of the Merger, would have received (including pursuant to the CSX Offers) $110 in cash per Share for an aggregate of 40% of the Shares on a fully diluted basis, and CSX Merger Securities for each of the remaining 60% of the fully diluted Shares.

     The Merger is not conditioned on receipt of STB approval. Upon consummation of the Merger, 100% of the shares of the Surviving Corporation will be held in the Voting Trust until STB approval is received (the "STB Approval Date"). As a result, Conrail shareholders will receive the CSX Merger Securities upon consummation of the Merger whether or not STB approval is granted.

     Under the Merger Agreement, during the period until December 31, 1998 (the "Exclusivity Period"), each party has agreed that it will not discuss, approve, recommend or enter into any agreement regarding any takeover proposal with a third party, or withdraw or modify, or publicly propose to withdraw or modify, its approval or recommendations of the transactions contemplated by the Merger Agreement (the "CSX Transactions"). Because certain conditions to the Norfolk Offer, including those described in paragraphs (1) through (3) under Item 2 above, can only be satisfied if the Conrail Board takes such actions to approve the Norfolk Offer, under the terms of the Merger Agreement, the Norfolk Offer cannot be consummated until at least after December 31, 1998. In addition, the Conrail Board has no obligation at any time under the PBCL to agree to or recommend any takeover proposal (such as the Proposed Norfolk Transactions) or to take any such action to facilitate any such takeover proposal.

     Under the Merger Agreement, in the event that the matters to be considered at a CSX shareholders meeting called for the purpose of approving the issuance of CSX Merger Securities in connection with the Merger or at a Conrail shareholders meeting called for the purpose of approving the Merger or called for the purpose of opting out of Subchapter 25E of the PBCL ("Subchapter 25E") are not approved at any such meeting, from time to time CSX or Conrail, respectively, may, and will at the request of Conrail or CSX, respectively, duly call one or more meetings of shareholders for such purposes. On January 17, 1997, Conrail shareholders did not approve a proposal to opt out of Subchapter 25E (the "Opt Out Proposal"), which was

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not unexpected given Norfolk's last-minute enticement of amending the Norfolk
First Offer to buy 9.9% of the outstanding Shares at $115 conditioned upon a negative vote on the Opt Out Proposal. No additional meeting of Conrail shareholders concerning the Opt Out Proposal has been set at this time. The CSX Offer is conditioned, among other things, on Subchapter 25E no longer being applicable to Conrail.

     The Merger Agreement also provides that CSX has an option to purchase 15,955,477 Shares, subject to adjustment from time to time as provided therein (the "Option"), pursuant to the Conrail Stock Option Agreement dated as of October 14, 1996, between CSX and Conrail (the "Conrail Stock Option Agreement"), at $92.50 per Share, which is currently exercisable.

     If Subchapter 25E is no longer applicable to Conrail and the CSX Offer is consummated for the full number of Shares sought thereunder, the approval of the Merger by a majority of votes cast at a special meeting of the holders of Shares will be virtually certain. If CSX acquires 40% of the fully diluted Shares through the CSX Offers and exercises the Option, CSX, through the Voting Trust, will then hold approximately 50% of the Shares, which will be sufficient to approve the Merger regardless of the votes of other shareholders. All the Shares held by the Voting Trust are required to be voted in favor of the Merger and transactions necessary or desirable to effect, or consistent with the effectuation of, the Merger, including for a slate of nominees to the Conrail Board that support the Merger.

     Shareholders should also be aware that, if Subchapter 25E is no longer applicable to Conrail, shareholders may decide to tender their Shares to CSX in the CSX Offer (even if they believe that the Proposed Norfolk Transactions, if they could be effected, would have a higher value to shareholders than the CSX Transactions), because shareholders may conclude that sufficient Shares will be tendered by other shareholders and that failure to tender will result in the non-tendering shareholders receiving only CSX shares which, based on then current market prices, may have a per Share value that is significantly less than the $110 per Share being offered in the CSX Offer. Therefore, the CSX Offer may succeed regardless of the perceived relative values of the CSX Transactions and the Proposed Norfolk Transactions. As of the close of business on February 24, 1997, the closing market price for shares of CSX common stock on the New York Stock Exchange Composite Tape was $47.625.

     According to Norfolk's Offer to Purchase, on February 10, 1997, Norfolk notified Conrail of its intention at the next annual meeting of Conrail shareholders, which has been scheduled by the Conrail Board for December 19, 1997, to (i) nominate five new persons for election as directors of Conrail,
(ii) introduce a proposal to amend Conrail's by-laws to declassify the Conrail Board, (iii) introduce a proposal to remove all directors from the Conrail Board, other than Norfolk's nominees and Daniel B. Burke, David B. Lewis and John C. Marous and (iv) introduce a proposal to amend Conrail's by-laws to decrease the size of the Conrail Board to a total of eight directors. As of the date of this Schedule 14D-9, except as set forth above, Conrail is not aware of Norfolk's specific intentions with respect to the possible retention of any or all of Conrail's executive officers following any consummation of the Proposed Norfolk Transactions. Conrail believes, however, that the terms of Norfolk's proposals are invalid under Pennsylvania law and may also violate Federal transportation law.

     The terms and conditions of the CSX Offer and a summary of the terms of the Merger Agreement are set forth in the CSX Offer to Purchase, which was filed by CSX with the SEC as an exhibit to the CSX Schedule 14D-1 and mailed to Conrail shareholders. Conrail has filed a Solicitation/Recommendation Statement on
Schedule 14D-9 dated December 6, 1996, as amended (the "CSX Schedule 14D-9" and together with this Schedule 14D-9, the "Schedule 14D-9s") with respect to the CSX Offer, which states the Conrail Board's recommendation of the CSX Offer. Conrail shareholders are urged to carefully consider the information contained in the Schedule 14D-9s.

     (2) Certain Executive Compensation and Other Employee-Related Matters in Connection with a Change of Control of Conrail. The consummation of either the CSX Transactions or the Norfolk Offer will affect the compensation and benefits provided to certain executive officers of Conrail as follows:

     VESTING OF EQUITY-BASED AWARDS. All of the outstanding equity-based awards granted by Conrail (which include stock options, restricted stock, phantom stock and performance shares subject to financial

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performance-related conditions) immediately vest and become exercisable or deliverable, as applicable, upon a "change of control" of Conrail. Except as noted below, "change of control" for this purpose is generally defined as (i) shareholder approval of Conrail's consolidation with another entity, (ii) shareholder approval of a sale of all or substantially all of Conrail's assets,
(iii) the filing of a report on Schedule 13D or Schedule 14D-1 that any person has become beneficial owner of 20% or more of the voting power of Conrail's voting stock, (iv) shareholder approval of Conrail's complete liquidation or dissolution, (v) shareholder approval of a transaction with another company at the conclusion of which Conrail's pre-transaction shareholders own less than 80% of the voting power of the entity surviving the transaction, (vi) the failure of the continuing directors of the Conrail Board to constitute a majority thereof, or (vii) a determination by the Conrail Board of the threat or occurrence of an event that has effects similar to the foregoing. Consummation of the CSX Transactions would not constitute a "change in control" with respect to the equity-based awards granted by Conrail on February 19, 1997. These awards will vest either upon STB approval of the CSX Transactions or upon the later of February 19, 1999 or STB denial of the CSX Transactions.

     CHANGE OF CONTROL AGREEMENTS. Conrail has contracts with approximately 70 employees (including all executive employees) pursuant to which such employees receive specified benefits upon their involuntary or constructive termination within a specified period of a "change of control". The definition of a "change of control" is the same as that summarized above with respect to equity-based awards. Employees receive the specified benefits if they are terminated within the later of (i) three years of a change of control, or (ii) two years of final regulatory approval of a change of control (if the change of control is subject to regulatory approval). The following benefits are provided to eligible employees following their termination: (a) payment of all accrued salary and deferred compensation, (b) a pro rata portion of any bonus payable in the year of termination, (c) vesting of all outstanding equity-based awards, (d) continuation of certain welfare coverage for 36 months, (e) 36 months additional service credit under Conrail's retirement programs, (f) a lump sum payment equal to three times the sum of the employee's base salary and highest bonus paid in the three years preceding the change of control or termination date, and (g) a gross-up payment for any excise taxes imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code").

     (3) Certain Executive Compensation and Other Employee-Related Matters in Connection with the CSX Transactions. In replacement of his existing change of control agreement with Conrail (which is summarized in Section (b)(2) of this Item 3), on October 14, 1996, Mr. LeVan entered into a new employment agreement and a new change of control agreement with CSX, both of which will become effective as of the Control Date, as defined in the Merger Agreement. If the Merger Agreement is terminated prior to the Control Date, Mr. LeVan's new employment agreement and new change of control agreement will not take effect, and his existing change of control agreement with Conrail will continue in effect.

     MR. LEVAN'S NEW EMPLOYMENT AGREEMENT. Mr. LeVan's new employment agreement with CSX (the "LeVan Agreement") provides that, as of the Control Date, Mr. LeVan will become the Chief Operating Officer and President of CSX following the Control Date (as such entity is then to be renamed, "Parent") and Chief Executive Officer and President of each of Parent's railroad businesses. The LeVan Agreement provides that no later than the second anniversary of the Control Date, Mr. LeVan will become Chief Executive Officer of Parent, and no later than two years thereafter, will become Chairman of the Board of Parent. The initial term of the LeVan Agreement is five years and it will automatically renew, subject to any prior termination, for successive one-year periods on the fifth anniversary of the Control Date and each anniversary thereafter unless either party gives at least three months' prior notice of non-renewal.

     Under the LeVan Agreement, if Mr. LeVan is involuntarily terminated without "cause," or he voluntarily terminates for "good reason," his termination benefits will include (i) a lump sum payment equal to the greater of (x) and
(y), where (x) equals the sum of (a) his annual base salary and (b) highest annual bonus paid in the three preceding years ("Recent Bonus") times (c) the number of years (prorated for partial years) then remaining in the five-year term of the LeVan Agreement, and where (y) equals three times the sum of (a) his annual base salary and (b) his Recent Bonus, (ii) a lump sum payment equal to the additional amount he would have accrued under CSX's qualified and nonqualified pension plans had he been credited with three years of additional service, (iii) welfare benefit continuation for three years, and (iv) outplacement services. The LeVan Agreement also provides that Mr. LeVan will receive a "gross-up" payment to reimburse him, on an after-tax basis, for excise taxes that may be imposed upon him under Section 4999 of the Code on account of the payment of any "excess parachute payments," as defined in Section 280G of the Code ("Excise Taxes").

     The LeVan Agreement defines "cause" as a finding by 75% or more of the Board of Directors of Parent of Mr. LeVan's (i) continued failure to substantially perform his duties, (ii) his willful engagement in illegal conduct or gross misconduct which is materially and demonstrably injurious to Parent,
(iii) his conviction of a felony or entering of a guilty or nolo contendere plea or (iv) his breach of certain confidentiality covenants. The LeVan Agreement defines "good reason" as (a) a material diminution in his position, authority, duties or responsibilities, (b) a breach by Parent of a material provision of the LeVan Agreement, (c) the required relocation of Mr. LeVan, without his consent, more than 35 miles from his employment location at the STB Approval Date, (d) any purported termination by Parent of Mr. LeVan not in accordance with the LeVan Agreement, (e) a successor to Parent failing to assume any liabilities under the LeVan Agreement, (f) a failure to elect Mr. LeVan as Chief Executive Officer of Parent by the second anniversary of the Control Date, (g) a failure to elect Mr. LeVan as Chairman of the Board of Parent by the fourth anniversary of the Control Date and (h) the removal of Mr. LeVan as a director or from any of his specified employment positions.

     The LeVan Agreement further provides (i) prior to Mr. LeVan becoming Chief Executive Officer of Parent, for a minimum base salary equal to the greater of 90% of the annual base salary of CSX's current Chief Executive Officer and $810,000, and a minimum bonus equal to 100% of base salary, but not less than 90% of the bonus paid or awarded to CSX's current Chief Executive Officer and not less (as a percentage of base salary) than any bonus paid or awarded to any other senior executive of Parent, and (ii) upon Mr. LeVan become Chief Executive Officer of Parent, for a minimum annual base salary of not less than the annual base salary then being paid to CSX's current Chief Executive Officer and not less than $900,000, and long-term incentive (including stock award) opportunities not less than those afforded any other senior executive of Parent and not less than 90% of CSX's current Chief Executive Officer's long-term incentive opportunities. A copy of the LeVan Agreement is filed as Exhibit
(c)(2) hereto, is incorporated herein by reference and the foregoing description is qualified in its entirety by such reference.

     MR. LEVAN'S NEW CHANGE OF CONTROL AGREEMENT. Mr. LeVan has also entered into a new change of control agreement which will become effective on the Control Date. Under the new change of control agreement for Mr. LeVan (which would replace his existing change of control agreement with Conrail), if Mr. LeVan is involuntarily terminated or terminates for "good reason" within three years following a change of control (for purposes of Mr. LeVan's new agreement, the CSX Transactions will not constitute a change of control thereunder), he will be paid an amount equal to three times the sum of (i) his annual base salary and (ii) the highest bonus paid within the three years preceding such termination, three years' deemed additional service under CSX's qualified and nonqualified pension plans, three years' welfare benefit continuation and outplacement services. The agreement also provides for a gross-up for any Excise Taxes payable by Mr. LeVan. Compensation and benefits payable or provided under the change of control agreement will be offset by any comparable compensation and benefits paid under the LeVan Agreement. A copy of the new change of control agreement for Mr. LeVan is filed as Exhibit (c)(3) hereto, is incorporated herein by reference and the foregoing description is qualified in its entirety by such reference.

     BENEFIT ISSUES RELATED TO THE CSX TRANSACTIONS. The Merger Agreement provides that certain actions will be taken in respect of employee benefit and stock plans in which executive officers of Conrail are eligible to participate. CSX shall cause the Surviving Corporation to honor all obligations under employment agreements and employee benefit plans, programs, policies and arrangements of Conrail in accordance with the terms of the Merger Agreement. CSX will provide, or cause its subsidiaries to provide, benefits to Conrail employees on a basis no less favorable in the aggregate to those provided to similarly-situated employees of CSX. For a two-year period following the Control Date, CSX shall, or shall cause the Surviving Corporation to establish and maintain a plan to provide severance and termination benefits to all non-union employees of Conrail terminated as a result of, or in connection with, the Merger, which benefits shall be determined consistent with industry standards and taking into account those benefits provided in recent similar transactions in the industry.

     In accordance with the Merger Agreement and the terms of Conrail's outstanding employee stock options, as of the First Effective Time, as defined in the Merger Agreement (with respect to vested options) or the STB Approval Date (with respect to nonvested options) all such options will be deemed to constitute an option to acquire (on the same terms and conditions as were applicable under such options, including vesting) the same number of shares of CSX Common Stock as the holder of such options would have been entitled to receive pursuant to the Merger Agreement had such holder exercised such option in full immediately prior to the First Effective Time or STB Approval Date, as applicable, and had the holder received additional shares of CSX Common Stock, in lieu of CSX Preferred Stock, at equivalent value to such CSX Preferred Stock (based, for this propose, upon an assumed value of $16 price per share for CSX Preferred Stock and a price per share of CSX Common Stock based upon the average per share closing price of CSX Common Stock reported on the New York Stock Exchange Composite Tape for the five consecutive trading days preceding the First Effective Time) at a price per CSX share equal to (i) the aggregate exercise price for the Shares otherwise purchasable pursuant to such Conrail option, divided by (ii) the aggregate number of CSX shares deemed purchasable pursuant to such option.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a)  Recommendations of the Board of Directors.

     THE CONRAIL BOARD CONTINUES TO BELIEVE THAT A MERGER OF EQUALS WITH CSX IS IN THE BEST INTERESTS OF CONRAIL AND ITS CONSTITUENCIES AND, THEREFORE, THE CONRAIL BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF CONRAIL NOT TENDER THEIR SHARES PURSUANT TO THE NORFOLK OFFER.

     At a meeting held on February 19, 1997, the Conrail Board, including the disinterested members of the Conrail Board, unanimously (i) determined that the terms of the Norfolk Offer and the Proposed Norfolk Merger are not in the best interests of Conrail (taking into account the Conrail constituencies affected by such proposed transactions, the short-term and long-term interests of Conrail, the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of Conrail, and all other pertinent factors); and
(ii) recommended that the shareholders of Conrail reject the Norfolk Offer and not tender their Shares pursuant to the Norfolk Offer. ACCORDINGLY, THE CONRAIL BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF CONRAIL NOT TENDER THEIR SHARES PURSUANT TO THE NORFOLK OFFER.

     A copy of a letter to the shareholders of Conrail communicating the Board's recommendations is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

     (b)(1)  Background.

     GENERAL. As part of its long-term planning process, Conrail has been involved in an ongoing review of its commercial and strategic alternatives, which has included analyses of potential acquisitions of and combinations with other railroads. Recent industry consolidations confirm that railroads must offer their customers broad market reach via efficient, single-line service. Conrail continued to assess and reassess its position in the industry, resulting in Conrail's consideration of a possible combination with CSX. Conrail's analysis demonstrates that a potential merger with CSX is in the best interests of Conrail and offers the needed combination of synergies and public benefits (including network efficiencies).

     From time to time prior to March 1994, certain members of senior management of Conrail, including James A. Hagen, Mr. LeVan's predecessor, have spoken with members of Norfolk's senior management, including David R. Goode, Chairman and Chief Executive Officer of Norfolk, concerning a possible business combination between Conrail and Norfolk. While the companies determined to proceed with certain business cooperation opportunities, no decisions were reached concerning a business combination. From March through September 1994, Conrail and Norfolk management, including Mr. Hagen and Mr. Goode, met several times to discuss the possibility of a combination of Conrail and Norfolk. The parties entered into a confidentiality agreement on August 17, 1994. In September 1994, the parties terminated such discussions, having failed to reach agreement on an appropriate price or other material terms of a possible strategic combination.

     During 1995, members of Conrail's and Norfolk's senior management, including Mr. LeVan and Mr. Goode, met several times to discuss general business opportunities between the companies. On these occasions, members of Conrail's management, including Mr. LeVan, stated that Conrail thought its best strategy was to remain independent and that Conrail was not interested in a possible combination with Norfolk. On July 2, 1996, and again during the week of July 29 to August 2, 1996, Mr. LeVan stated to Mr. Goode that Conrail was not interested in a possible combination with Norfolk, but that Conrail would be reviewing its strategic alternatives in September 1996. Mr. Goode expressed the continuing interest of Norfolk in pursuing such discussions. On September 19 or 20, Mr. LeVan and Mr. Goode again had a brief conversation on this subject, in which the most recent positions of the parties as just stated did not change.

     On September 25 and 26, 1996, the Conrail Board met to consider, among other things, various strategic alternatives that Conrail could pursue in furtherance of its objective of continued growth, including potential franchise extensions and other improvements in services and competitiveness. The Conrail Board expressly considered the relative merits to Conrail and its constituencies of a strategic business combination with CSX and with Norfolk and concluded that a strategic business combination with CSX would be in the best interests of Conrail. The Conrail Board then authorized representatives of Conrail to proceed with confidential discussions with CSX regarding a possible strategic combination, and, following numerous discussions among Conrail and CSX and their respective legal and financial advisors, on October 15, 1996, CSX and Conrail announced they had entered into the Merger Agreement. On October 16, 1997, CSX commenced the CSX First Offer.

     On October 7, 1996, Mr. LeVan told Mr. Goode that Conrail was not in a position to discuss with Norfolk the outcome of its September 1996 strategic alternatives review.

     On October 23, 1996, Norfolk issued a press release announcing its intention to commence the Norfolk First Offer for all outstanding Shares, to be followed by the Proposed Norfolk Merger. The press release included a letter to the Conrail Board indicating Norfolk's intention to effect the Proposed Norfolk Transactions, setting forth Norfolk's reasons for believing that its proposal was superior to that of CSX, indicating Norfolk's desire to negotiate a merger agreement with Conrail and stating that Norfolk was flexible as to all aspects of its proposal reflected in the Proposed Norfolk Transactions.

     On October 24, 1996, Norfolk filed with the SEC a Schedule 14D-1 (the "First Norfolk Schedule 14D-1") and commenced the Norfolk First Offer for all outstanding Shares.

     Following the announcement by Norfolk of its intention to commence the Norfolk First Offer for all outstanding Shares on October 23, 1996, Conrail and CSX held discussions and engaged in negotiations relative to the Merger Agreement and an amendment thereto (the "First Amendment") culminating in the execution of the First Amendment and the revision of the terms of the CSX First Offer on November 5, 1996.

     On November 8, 1996, Norfolk amended the Norfolk First Offer to purchase all the outstanding Shares for $110 per Share, rather than $100 per Share.

     On November 20, 1996, the CSX First Offer expired. On December 6, 1996, CSX commenced the CSX Offer.

     On December 18, 1996, CSX and Conrail entered into a second amendment to the Merger Agreement (the "Second Amendment") to, among other things, (i) increase the consideration payable pursuant to the Merger, (ii) accelerate the consummation of the Merger to immediately following the receipt of applicable shareholder approvals and prior to STB approval and (iii) extend the Exclusivity Period during which the Conrail Board has agreed under the Merger Agreement not to withdraw or modify its recommendations of the CSX Transactions, approve or recommend any takeover proposal or cause Conrail to enter into any agreement related to any takeover proposal to December 31, 1998.

     On December 18, 1996, the Second Amendment was approved by the Conrail Board and the disinterested members of the Conrail Board, with one abstention. Mr. David B. Lewis advised the Conrail

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

Board that while he continues to fully support the CSX Offer and the Merger, he wished to abstain from the vote approving the Second Amendment in light of the provision in the Second Amendment extending the Exclusivity Period to December 31, 1998.

     On December 27, 1996, Norfolk filed a Petition for Declaratory Order with the STB claiming that certain provisions of the Second Amendment constitute an unauthorized acquisition of control by CSX over Conrail. On January 9, 1997, the STB issued a decision rejecting as premature and unwarranted at this time Norfolk's petition challenging the extension of the Exclusivity Period to December 31, 1998.

     On January 9, 1997, CSX filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-19523) containing a Joint Proxy Statement/Prospectus relating to the special meetings of shareholders with respect to the Merger, which includes, among other things, pro forma financial statements and notes thereto relating to the CSX Transactions.

     On January 13, 1997, Norfolk issued a press release announcing that it would offer to purchase Shares representing 9.9% of the outstanding Shares for $115 per Share, in the event that Conrail shareholders do not approve the Opt Out Proposal at the meeting of shareholders to be held on January 17, 1997 ("Pennsylvania Special Meeting").

     On January 15, 1997, the United States Court of Appeals for the Third Circuit (the "Third Circuit") denied Norfolk's motion for an order enjoining the Pennsylvania Special Meeting pending the appeal of the decision of the United States District Court for the Eastern District of Pennsylvania (the "District Court") denying Norfolk's motion, among other things, for a preliminary injunction on the grounds that the Exclusivity Period contained in the Merger Agreement is invalid and that a control transaction under Subchapter 25E had occurred.

     On January 17, 1997, Conrail shareholders voted at the Pennsylvania Special Meeting against the Opt Out Proposal.

     On January 22, 1997, CSX extended the CSX Offer until 5:00 p.m., Eastern Standard Time, on February 14, 1997.

     On January 22, 1997, Norfolk amended the Norfolk First Offer to purchase up to 8.2 million Shares at $115 per Share, net to the seller in cash and without interest. The Conrail Board took no position with respect to the amended Norfolk First Offer.

     On January 31, 1997, Conrail designated December 19, 1997, as the date for its 1997 annual shareholders meeting.

     On January 31, 1997, Conrail, CSX and Norfolk met jointly and, upon the conclusion of such meeting, issued a press release announcing their agreement that no further details of the meeting or timing of future meetings would be announced.

     On February 4, 1997, the amended Norfolk First Offer expired, and Norfolk subsequently purchased approximately 8.2 million Shares pursuant thereto.

     On February 10, 1997, Norfolk made several proposals regarding the constitution of the Conrail Board, including the nomination of a slate of five directors to the Conrail Board. Conrail responded to the Norfolk proposals by announcing that the terms of the proposals are invalid under Pennsylvania law and also appear to violate Federal transportation law.

     On February 12, 1997, Norfolk commenced the Norfolk Offer.

     On February 14, 1997, CSX extended the CSX Offer until 5:00 p.m., Eastern Standard Time, on Friday, March 14, 1997.

     On February 14, 1997, the STB issued an informal, nonbinding staff opinion letter approving certain amendments to Norfolk's voting trust.

     The Conrail Employee Benefits Trust intends to use the proceeds received from the tender of Shares pursuant to the amended Norfolk First Offer to purchase additional Shares in the market. The Trustee of the Conrail Employee Stock Option Plan (the "ESOP") may purchase additional Shares, to the extent consistent with the fiduciary responsibilities of the Trustee.

     NORFOLK LITIGATION.

     On October 23, 1996, Norfolk, Atlantic and Kathryn B. McQuade, a shareholder of Conrail (collectively, the "Plaintiffs"), filed a Complaint for Declaratory and Injunctive Relief (the "Complaint") against Conrail, its directors and CSX (collectively, the "Defendants" in the "Pennsylvania Litigation") in the District Court. The Plaintiffs have amended their Complaint on several occasions to add certain additional allegations and claims. The Complaint, as amended, alleges, among other things, that the Defendants have breached their fiduciary duties with respect to the CSX Transactions, the Rights Agreement, Subchapter 25F of the PBCL ("Subchapter 25F"), the provision of the Merger Agreement establishing the Exclusivity Period (the "Exclusivity Period Provision") and certain lock-up provisions contained in the Merger Agreement; that the "continuing director" requirement of the Rights Agreement is void under Pennsylvania law and under Conrail's articles of incorporation and by-laws and constitutes a breach of the director defendants' duty of loyalty; that the provisions in the Merger Agreement which prohibit the Conrail Board from redeeming the Rights, and amending or otherwise taking further action with respect to the Rights Agreement, are ultra vires under Pennsylvania law and constitute a breach of the Conrail directors' fiduciary duties of loyalty and care; that the Defendants have violated Sections 14(a), (d) and (e) of the Exchange Act and the rules and regulations promulgated thereunder; that Conrail and its directors are estopped from effectuating a sale of Conrail without giving Norfolk an adequate opportunity to present its competing offer; that
Section 5.1(b) of the Merger Agreement ("Section 5.1(b)") constitutes a breach of fiduciary duty in that it purports to delegate the Conrail directors' fiduciary responsibilities relating to the processes of corporate democracy, and, alternatively, that Section 5.1(b) is void and ultra vires; that the entire Conrail Board, or one or more Conrail directors, can be removed without cause; and that consummation of the CSX First Offer caused a "control transaction" to occur with respect to Conrail pursuant to Subchapter 25E, thus obligating the group consisting of CSX, the Conrail directors and certain executive officers of Conrail to pay to each demanding Conrail shareholder at least $110 cash per share.

     Plaintiffs seek declaratory relief and an order preliminarily and permanently enjoining the Defendants, their directors, officers, partners, employees, agents, subsidiaries and affiliates, and all other persons acting in concert with or on behalf of the Defendants directly or indirectly, from, among other things, commencing or continuing a tender offer for Shares or other securities of Conrail; seeking the approval by Conrail shareholders of the Opt Out Proposal, or, in the event it has been approved by Conrail shareholders, from taking any steps to make the Opt Out Proposal effective; taking any action to redeem the Rights or render the Rights Agreement inapplicable as to any offer by CSX without, at the same time, taking the same action as to the Norfolk Offer and Norfolk First Offer; taking any action to enforce the "continuing director" requirement of the Rights Agreement; taking any action to enforce the termination fee granted to CSX by Conrail in the Merger Agreement, the Conrail Stock Option Agreement or other lock-up or lock-out provisions contained in the Merger Agreement; failing to take such action as is necessary to exempt Norfolk's proposed acquisition of Conrail from the provisions of Subchapter 25F; and holding any Pennsylvania Special Meeting until all necessary corrective disclosures have been made and adequately disseminated to Conrail shareholders. Plaintiffs also seek declaratory relief concerning certain of the other claims summarized in the preceding paragraph.

     On November 1, 1996, Plaintiffs filed a motion, supporting brief and proposed form of order with the District Court seeking a temporary restraining order in the Pennsylvania Litigation (the "TRO Motion"). In the TRO Motion, Plaintiffs requested that the District Court temporarily enjoin Defendants and all persons acting on their behalf or in concert with them from taking any action to enforce Sections 3.1(n) and 5.13 of the Merger Agreement and any other provisions of the Merger Agreement which purport to limit the ability of the Conrail Board to take action or make any determination with regard to the Rights Agreement and temporarily enjoin Defendants and all persons acting on their behalf or in concert with them from distributing any Rights pursuant to the Rights Agreement. Plaintiffs also requested that the District Court require Defendants to take such action as necessary to prevent a "Distribution Date" from occurring pursuant to the Rights Agreement. At the hearing on November 4, 1996 to hear arguments concerning the TRO Motion, counsel to Conrail advised the District Court that the Conrail Board had on that date adopted a resolution deferring the "Distribution Date" under the Rights Agreement until such date as the Rights become exercisable (i.e., ten days after a party other than CSX acquires more than 10% of the Shares). Counsel to CSX advised the District Court that CSX had consented to the terms of such resolution. In view of the fact that Conrail and CSX had taken the action that Plaintiffs requested be ordered by the District Court, the District Court stated that it was not necessary for the District Court to take further action and therefore denied the TRO Motion as moot.

     On November 19, 1996, the District Court issued an oral ruling denying Plaintiffs' motion for preliminary injunctive relief concerning the CSX First Offer and the Exclusivity Period Provision after two days of hearings. After the ruling, Plaintiffs asked the District Court for an injunction pending appeal which was denied. On the same date, Plaintiffs filed an emergency motion for an injunction pending appeal and a motion seeking an expedited appeal to the Third Circuit. The motion for an injunction pending appeal was denied on November 20, 1996. Plaintiffs then withdrew their request for an expedited appeal but continued to pursue their appeal on an unexpedited basis.

     On December 5, 1996, Defendants filed their answer and defenses generally denying, and asserting various defenses to, the allegations contained in the Complaint, as it then existed, and requesting judgment on all claims and an award of costs and attorneys' fees. Conrail and CSX also filed a Counterclaim (the "Counterclaim"), naming Plaintiffs as counterclaim defendants, alleging that David R. Goode and another executive officer of Norfolk are co-conspirators/aiders and abettors, and stating the following claims: tortious interference with current and prospective contractual relationships; intentional infliction of harm; unfair competition; and civil conspiracy. Further, the Counterclaim alleges that Norfolk and certain of its executive officers have engaged in (i) dissemination of materially false and misleading information,
(ii) promotion of an illusory tender offer, (iii) improper commencement of a lawsuit, (iv) false and misleading solicitation of proxies for the Conrail shareholder vote at the Pennsylvania Special Meeting and (v) efforts to manipulate the market through unfair, tortious conduct, in violation of the federal securities laws. The Counterclaim requests a jury trial and an award of damages, punitive damages, costs and attorneys' fees. On December 20, 1996, Plaintiffs filed a Motion to Dismiss the Counterclaim for failure to state a claim pursuant to Rule 12(b) of the Federal Rules of Civil Procedure and an accompanying brief.

     On December 17, 1996, the District Court held a hearing to consider Plaintiffs' Motion for a Preliminary Injunction as to Plaintiffs' claims (i) that Defendants' stated intention not to convene the special meeting of Conrail's shareholders scheduled for December 23, 1996 constitutes a breach of fiduciary duty; and (ii) that Defendant's stated intention to successively postpone the vote of Conrail's shareholders scheduled for December 23, 1996 until it appeared likely that the Opt Out Proposal would be approved by shareholders constitutes fraudulent and fundamentally unfair conduct. At the conclusion of the hearing, the District Court issued an order enjoining Defendants from failing to convene, and/or from postponing, and/or from adjourning the Pennsylvania Special Meeting scheduled for Monday, December 23, 1996, by reason of Conrail or its nominees not having received sufficient proxies to assure approval of the Opt Out Proposal.

     On January 2, 1997, Plaintiffs filed a Motion for Preliminary Injunction and a Motion for Partial Summary Judgment in the District Court. In their Motion for Partial Summary Judgment, Plaintiffs requested an order stating that consummation of the CSX First Offer caused a "control transaction" with respect to Conrail to occur under Subchapter 25E and created joint and several liability among CSX, the Conrail directors and certain Conrail executive officers to pay at least $110 cash per Share to each demanding Conrail shareholder. In their Motion for Preliminary Injunction, Plaintiffs requested that the District Court enjoin Defendants, and all persons acting in concert with them, from seeking to enforce, or requiring compliance with, the Exclusivity Period Provision, as extended, and to enjoin Defendants from convening the Pennsylvania Special Meeting until ten business days after Conrail shareholders receive notice of the District Court's ruling on Plaintiffs' Motions for Preliminary Injunction and Partial Summary Judgment. On January 8, 1997, Plaintiffs filed a Supplemental Motion for Preliminary Injunction requesting that Defendants be enjoined from convening the Pennsylvania Special Meeting until ten business days after Conrail shareholders receive notice of the District Court's final judgment on the Subchapter 25E issue. Such motions were denied on January 9, 1997, after one day of hearings.

     On January 10, 1997, Plaintiffs filed a motion for an injunction pending appeal with the Third Circuit, which was denied on January 15, 1997.

     On January 28, 1997, the Third Circuit issued an order consolidating the pending appeals and setting a briefing schedule and requesting oral argument on February 25, 1997.

     (2)  Reasons for Recommendation.

     In making the determinations and recommendations set forth above in Section
(a) of this Item 4, the Conrail Board considered a number of factors, including, without limitation, the following:

          (i) The factors which led the Conrail Board to recommend the CSX Offers and the terms of the Merger Agreement at the Conrail Board meetings held on October 14, 1996, November 5, 1996 and December 18, 1996, including, without limitation, the following:

             (A) the historical and recent market prices of the Shares and the fact that the CSX Offer and the Merger will enable shareholders to realize a significant premium over the prices at which the Shares traded prior to execution of the Merger Agreement;

             (B) the receipt by the Conrail Board of fairness opinions of Lazard Freres & Co. LLC ("Lazard Freres") and Morgan Stanley & Co. Incorporated ("Morgan Stanley"), dated December 18, 1996, to the effect that the consideration to be received by Conrail's shareholders in the CSX Offer and the Merger, taken together, is fair to such shareholders from a financial point of view. In rendering their respective fairness opinions, based on the factors described therein and at the request of the Conrail Board, neither Lazard Freres nor Morgan Stanley addressed the relative merits of the CSX Transactions, the Proposed Norfolk Transactions or any alternative potential transactions;

             (C) the Conrail Board's duties under Pennsylvania law to act in the best interests of Conrail, and that under such law the Conrail Board may consider (a) the interests of all constituencies, including shareholders, employees, suppliers, customers and creditors, as well as communities in which Conrail has operations, (b) the short-term and long-term interests of Conrail, (c) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of Conrail and (d) all other pertinent factors;

             (D) the Conrail Board's view that the transactions contemplated by the Merger Agreement would result in significant efficiencies, operating benefits and commercial and other synergies that would better benefit Conrail and its customers and be more in the public interest than would combinations with other railroads, such as Norfolk, and that Conrail's shareholders would also benefit greatly from such efficiencies, benefits and synergies through their significant continued interest in the combined company following the Merger;

             (E) the Conrail Board's view that the benefits, efficiencies and synergies in the Merger would better meet the needs of Conrail's constituencies than would other combinations with other railroads, such as Norfolk;

             (F) the benefits that the Merger would provide to the customers of Conrail and CSX, including by providing them with the benefits of efficient high-quality service from a more comprehensive rail system with more points of origin and more new single-line and integrated transportation services, and with a railroad company with the financial strength to support substantial capital investment in the railroad system;

             (G) the benefits that the Merger would provide to the public through increased safety and improved air quality due to, among other things, the resulting improvements in the principal alternative to truck movement over heavily-congested highways;

             (H) the benefits provided generally to the communities served by Conrail, and particularly to local communities in Pennsylvania, including through maintaining the headquarters of the combined company in Philadelphia;

             (I) the fact that the Merger, while providing a significant premium to Conrail's shareholders, has been structured as a true merger-of-equals transaction in which 50% of the Board of Directors, and each Board committee, of Parent would be designated by Conrail; and

             (J) Mr. LeVan being named as the President and Chief Operating Officer of Parent and the President and Chief Executive Officer of the railroads as of the STB Approval Date, and the fact that he is to become Chief Executive Officer of Parent two years after the STB Approval Date and Chairman of the Board of Parent four years after the STB Approval Date.

          (ii) The view of the Conrail Board that a strategic combination with CSX remains in the best interests of Conrail, notwithstanding the commencement of the Norfolk Offer, and that the terms of the CSX Transactions are fair from a financial point of view.

          (iii) The Conrail Board's recognition that the near-term trading price for the Shares, if the Norfolk Offer could be effected, would likely be higher than the near-term trading price for the Shares that would result from the CSX Transactions.

          (iv) The fact that the CSX shares to be received by the shareholders in the CSX Transaction would provide the shareholders with the opportunity to participate in the long-term benefits which, in the view of the Conrail Board, are likely to be realized from the CSX Transactions.

          (v) The facts that (A) several of the conditions of the Norfolk Offer can only be satisfied if the Conrail Board takes certain actions, which, as described above, the Conrail Board has agreed not to take until after the end of the Exclusivity Period, and (B) the Conrail Board has no obligation at any time under the PBCL to agree to or recommend any takeover proposal or to take any action to facilitate any such takeover proposal.

          (vi) The determination by the Conrail Board that the Merger would increase competition with the trucking industry.

          (vii) The determination by the Conrail Board that the Merger would produce a stronger balance sheet, greater capital investment and less risk during recessions than would the Proposed Norfolk Transactions.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Lazard Freres and Morgan Stanley have been retained by the Conrail Board to act as financial advisors to Conrail with respect to the transactions contemplated by the Merger Agreement. Pursuant to an engagement letter with Lazard Freres, Conrail has agreed to pay Lazard Freres for its services a cash fee equal to .17% of the aggregate consideration received by the holders of Shares, $2,750,000 of which was paid upon the execution of the Merger Agreement, $3,700,500 of which is payable upon the receipt of the requisite approvals of the shareholders of Conrail and CSX and the balance of which is payable at the Effective Time. Pursuant to an engagement letter with Morgan Stanley, Conrail has agreed to pay Morgan Stanley for its services a cash fee equal to .13% of the aggregate consideration received by holders of Shares, $2,000,000 of which was paid at the time the Merger Agreement was executed, $2,750,000 of which is payable on the date of a Conrail shareholder vote in favor of the Merger and the balance of which is payable at the Effective Time.

     Conrail has also agreed to pay Lazard Freres and Morgan Stanley for their usual and customary expenses, including the fees of counsel, and to indemnify Lazard Freres and Morgan Stanley against certain liabilities.

     Conrail has retained D.F. King & Co., Inc. ("D.F. King") to assist Conrail in connection with its communications with its shareholders with respect to, and to provide other services to Conrail in connection with, (i) the special meetings relating to the Opt Out Proposal and to the approval of the Merger and the Merger Agreement and (ii) the Proposed Norfolk Transactions. D.F. King will receive reasonable and customary compensation in connection with the services provided by it, and reimbursement of out-of-pocket expenses in connection therewith. Conrail has agreed to indemnify D.F. King against certain liabilities arising out of or in connection with its engagement.

     Conrail has retained Abernathy MacGregor Scanlon ("Abernathy") as its public relations advisor in connection with the CSX Transactions and the Proposed Norfolk Transactions. Abernathy will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. Conrail has agreed to indemnify Abernathy against certain liabilities arising out of or in connection with its engagement.

     Neither Conrail nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the CSX Transactions or the Proposed Norfolk Transactions.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, neither Conrail nor any subsidiary of Conrail nor, to the best of Conrail's knowledge, any executive officer, director or affiliate of Conrail has effected a transaction in the Shares except that shares of Preferred Stock of the following officers were tendered by the ESOP Trustee in the Norfolk First Offer. No Conrail officer instructed the ESOP Trustee to tender shares of Preferred Stock to Norfolk. Contrary to the terms of the Trust Agreement between Conrail and the ESOP Trustee, the Shares of the officers were tendered by the ESOP Trustee pursuant to the amended Norfolk Offer despite the absence of express instructions of such officers to so tender.

                                                                                 NUMBER OF SHARES OF
                                                                                   PREFERRED STOCK
                                                     NUMBER OF SHARES OF        PURCHASED BY ATLANTIC
                  NAME AND TITLE OF                PREFERRED STOCK TENDERED       IN NORFOLK FIRST
                 OFFICER OR DIRECTOR                IN NORFOLK FIRST OFFER              OFFER
    ---------------------------------------------  ------------------------     ---------------------
    Lucy S. Amerman..............................           1,488.2                     187.7
      Vice President
      Risk Management
    Dennis A. Arouca.............................           1,923.0                     242.5
      Vice President
      Labor Relations
    Gerald T. Gates..............................           1,662.1                     209.6
      Vice President
      Customer Service
    Hugh J. Kiley................................           1,560.5                     196.8
      Vice President
      Service Design & Planning
    Craig R. MacQueen............................           1,457.9                     183.9
      Vice President
      Corporate Communications
    Donald W. Mattson............................           1,928.0                     243.1
      Vice President
      Controller
    William B. Newman............................           1,972.5                     248.8
      Vice President
      Government Affairs &
      Washington Counsel

                                                                                 NUMBER OF SHARES OF
                                                                                   PREFERRED STOCK
                                                     NUMBER OF SHARES OF        PURCHASED BY ATLANTIC
                  NAME AND TITLE OF                PREFERRED STOCK TENDERED       IN NORFOLK FIRST
                 OFFICER OR DIRECTOR                IN NORFOLK FIRST OFFER              OFFER
    ---------------------------------------------  ------------------------     ---------------------
    Timothy T. O'Toole...........................           1,790.6                     225.8
      Senior Vice President
      Law & Government Affairs
    Lester M. Passa..............................           1,533.0                     193.3
      Senior Vice President
      Automotive Service Group
    Albert M. Polinsky...........................           1,529.0                     192.8
      Vice President
      Information Systems
    George P. Turner.............................           1,699.4                     214.3
      Senior Vice President
      Merger Consolidation
    Bruce B. Wilson..............................           1,945.5                     245.4
      Senior Vice President
      Merger

     On January 27, 1997, Ronald J. Conway sold 724 Shares at $106.00 per Share in connection with the settlement of a broker's error.

     (b) Conrail's executive officers and directors intend not to tender their Shares to Atlantic pursuant to the Norfolk Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Other than as set forth or referenced in Items 3(b) or 4, or as set forth in this Item 7(a), no negotiation is being undertaken or is underway by Conrail in response to the Norfolk Offer which relates to or would result in:

          (1) an extraordinary transaction such as a merger or reorganization, involving Conrail or any subsidiary of Conrail;

          (2) a purchase, sale or transfer of a material amount of assets by Conrail or any subsidiary of Conrail;

          (3) a tender offer for or other acquisition of securities by or of Conrail; or

          (4) any material change in the present capitalization or dividend policy of Conrail.

     Conrail and CSX have had, and may continue to have, discussions with other Class 1 railroads (including Norfolk) to address regulatory requirements and other competition issues arising from the Merger. Such discussions may lead to various concessions, such as the grant of trackage rights or other dispositions of assets, by the post-merger combined company. Under the Merger Agreement, CSX and Conrail have agreed that all such discussions will be conducted jointly.

     (b) Except as described above or in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Norfolk Offer which relate or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

 *(a)(1)   Letter to shareholders of Conrail dated February 25, 1997.
     (b)   Not applicable.
  (c)(1)   Pages 4-5 and 9-14 of Conrail's Proxy Statement dated April 3, 1996 (incorporated by reference to Exhibit (c)(7) to the Solicitation/Recommendation Statement on
           Schedule 14D-9 of Conrail Inc. dated October 16, 1996, as amended (the "First CSX
           14D-9")).
  (c)(2)   Employment Agreement of Mr. David M. LeVan dated as of October 14, 1996
           (incorporated by reference to Exhibit (c)(5) to the First CSX 14D-9).
  (c)(3)   Change of Control Agreement of Mr. David M. LeVan dated as October 14, 1996
           (incorporated by reference to Exhibit (c)(6) to the First CSX 14D-9).

---------------
* Included in materials delivered to shareholders of Conrail.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CONRAIL INC.

                                          By /s/ JOHN A. MCKELVEY
                                            ------------------------------------
                                            Name: John A. McKelvey
                                            Title: Senior Vice
                                             President -- Finance

Dated as of February 25, 1997

                                 EXHIBIT INDEX

EXHIBIT                                   DESCRIPTION                                 PAGE NO.
--------   -------------------------------------------------------------------------  --------
 *(a)(1)   Letter to shareholders of Conrail dated February 25, 1997................
     (b)   Not applicable...........................................................
  (c)(1)   Pages 4-5 and 9-14 of Conrail's Proxy Statement dated April 3, 1996
           (incorporated by reference to Exhibit (c)(7) to the
           solicitation/Recommendation Statement on Schedule 14D-9 of Conrail Inc.
           dated October 16, 1996, as amended (the "First CSX 14D-9"))..............
  (c)(2)   Employment Agreement of Mr. David M. LeVan dated as of October 14, 1996
           (incorporated by reference to Exhibit (c)(5) to the First CSX 14D-9).....
  (c)(3)   Change of Control Agreement of Mr. David M. LeVan dated as October 14,
           1996 (incorporated by reference to Exhibit (c)(6) to the First CSX
           14D-9)...................................................................

------------------

* Included in materials delivered to shareholders of Conrail.